UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.   )

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☐ Preliminary Proxy Statement

☐ **Confidential, for use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐ Definitive Proxy Statement

☒ Definitive Additional Materials

☐ Soliciting Material Pursuant to Section 240.14a-12

McDonald's Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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*** Exercise Your *Right* to Vote ***

IMPORTANT NOTICE Regarding the Availability of Proxy Materials for the McDonald's Annual Shareholders' Meeting to be Held on May 20, 2010.

McDONALD'S CORPORATION

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet or by mail. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The Proxy Statement, 2009 Annual Report and a Form of Proxy are available at *www.proxyvote.com*.

If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before May 6, 2010 to facilitate timely delivery.



C/O McDONALD'S CORPORATION
POST OFFICE BOX 9112
FARMINGDALE, NY 11735-9544

Annual Shareholders' Meeting Information	
Date:	05/20/10
Time:	9:00 A.M. Central Time
Location:	Prairie Ballroom at The Lodge
	McDonald's Office Campus
	Oak Brook, Illinois 60523

Listen to the live webcast on *www.investor.mcdonalds.com*.

Shareholders must **pre-register** to attend the meeting, information is available in the Proxy Statement.

See the reverse side of this notice for information on how to obtain proxy materials and for voting instructions.

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— **Before You Vote** —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE at _www.proxyvote.com_:

NOTICE AND PROXY STATEMENT   2009 ANNUAL REPORT   FORM OF PROXY

How to View Online:
Have the 12-Digit Control Number available (located on the following page) and visit _www.proxyvote.com_.

How to Request and Receive a PAPER or E-MAIL Copy:
Please choose one of these methods to request a paper copy of the proxy materials.

1) _BY INTERNET_: _www.proxyvote.com_
2) _BY TELEPHONE_: 1-800-579-1639
3) _BY E-MAIL_: Send a blank e-mail with the 12-Digit Control Number (located on the following page) in the subject line to sendmaterial@proxyvote.com.

To request and receive an electronic copy of the proxy materials by e-mail, log onto _www.proxyvote.com_ and follow the online instructions.

— **How To Vote** —
To Access a Form of Proxy Choose One of the Following Voting Methods

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Vote In Person: Ballots will be available to Shareholders attending the live meeting. **You will need to pre-register with McDonald's to attend the meeting.** Please review the Ticket Reservation and Admission Policy regarding meeting attendance in the Proxy Statement, which is available at _www.proxyvote.com_. Directions to the meeting are available at _www.investor.mcdonalds.com_.

Vote By Internet: To vote by Internet, go to _www.proxyvote.com_. Have the 12-Digit Control Number available and follow the instructions to vote these shares by submitting a proxy via the Internet.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Vote By Telephone: You can vote by telephone by requesting a paper copy of the materials, which will include a proxy card that will provide instructions to vote these shares by proxy via the telephone.

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Voting Items

This is not a ballot or a proxy. You cannot use this notice to vote these shares.

The Board of Directors recommends a vote **FOR** the Board's nominees.

1. Election of Directors: (4 nominees).

The Board of Directors recommends a vote **FOR** proposal 2.

2. Approval of the appointment of an independent registered public accounting firm to serve as independent auditors for 2010.

The Board of Directors recommends a vote **AGAINST** proposals 3, 4, 5 and 6.

3. Shareholder proposal relating to shareholder vote on executive compensation.

4. Shareholder proposal relating to simple majority vote.

5. Shareholder proposal relating to the use of controlled atmosphere stunning.

6. Shareholder proposal relating to the use of cage-free eggs.

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